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                          May 30, 2023

       Joseph Margolis
       Chief Executive Officer
       Extra Space Storage Inc.
       2795 East Cottonwood Parkway, Suite 300
       Salt Lake City, UT 84121

                                                        Re: Extra Space Storage
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed May 23, 2023
                                                            File No. 333-272152

       Dear Joseph Margolis:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kibum
Park at 202-551-6836 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Anthony Gostanian, Esq.